Exhibit (a)(17)

From the desk of:

Mark D. Weber

President & Chief Executive Officer

To:	Supreme Employees
Date:	September 8, 2017
Subject:	Acquisition Update

Supreme Employees,

I hope you had a safe and enjoyable holiday weekend. This month is the beginning of a busy fall season with the height of quote and order season. In addition, we’re preparing for a transition into Wabash, assuming the deal closes as expected by the end of the month.

Today I want to touch on the primary reason we believe the deal with Wabash makes sense: growth in the Final Mile segment.

The Final Mile segment that we have played in for more than 40 years continues to grow, as increasing urbanization and growth in ecommerce and home delivery drive demand for Final Mile equipment.

Wabash entered the Final Mile segment in 2015 with the launch of their truck bodies in order to serve their existing fleet customers who were entering the space. Wabash has told us their intention is to grow both the Supreme and Wabash National truck body lines, while simultaneously improving profitability in our operations with lean manufacturing processes and adoption of the Wabash Management System.

The act of transitioning into Wabash must wait until the deal has closed. Between now and then we’re maintaining limited contact with Wabash so we can support their plans for integration and value creation that we can carry out immediately following close.

With at least three weeks to go until the deal closes, I ask that you remain focused on your goals while supporting other team members who may be involved in the acquisition. Nothing should interfere with our commitments to safety and customer service. If you have concerns about individual or team responsibilities during this time, I encourage you to discuss them with your supervisor or me so we can address your needs.

Regards,

Mark D. Weber

President and Chief Executive Officer